UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: October 20, 2005

                        Commission File Number 001-12510
                                               ---------

                                  ROYAL AHOLD
                ------------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
             ------------------------------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                      ----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                      No X
                             ---                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------------------.

     On October 20, 2005, Ahold Finance U.S.A., LLC ("Ahold Finance") and Koninklijke Ahold N.V. ("Koninklijke Ahold" and together with Ahold Finance, the "Companies") issued a press release announcing pricing for the Companies' successful solicitations of offers to sell up to EUR 1,000,000,000 equivalent of the Companies' notes that were launched on October 11, 2005. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of Koninklijke Ahold's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and Koninklijke Ahold's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                    KONINKLIJKE AHOLD N.V.


                                    /s/ P.N. Wakkie
Date: October 21, 2005              --------------------------
                                    By:    P.N. Wakkie
                                    Title: Executive Vice President and
                                           Chief Corporate Governance Counsel

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:


Exhibit             Description
-------             -----------

99.1 Koninklijke Ahold press release dated October 20, 2005, announcing pricing for the Companies' successful solicitations of offers to sell up to EUR 1,000,000,000 equivalent of the Companies' notes that were launched on October 11, 2005